Exhibit 99.1

Ambipar Emergency Response, leading environmental and industrial solutions provider, is now listed on NYSE American following the conclusion of its business combination with HPX Corp.

São Paulo, Brazil - March 6, 2023 – Ambipar Emergency Response (“AMBI”, “Ambipar Response”) announced today that it has successfully concluded its business combination with HPX Corp.

The merger strengthens a leading player in the environmental services industry, combining Ambipar's expertise in emergency response and environmental management with HPX's financial and strategic partnership. Ambipar’s Class A ordinary shares and warrants are expected to begin trading on the NYSE American under the ticker symbols “AMBI” and “AMBIWS”.

"We are thrilled to have completed this milestone," said Yuri Keiserman, CEO of Ambipar Response. “This merger allows us to accelerate the global expansion of our business, taking our standardized services, recognized quality, and broad portfolio of services across all geographies we operate.”

Ambipar Response is present in 39 countries across all six continents. It is the top choice supplier for emergency prevention, training and response, in all modes of transportation. It also provides specialized industrial services, with solutions that address the environmental and sustainability demands of clients in various sectors such as chemical, petrochemical, mining, transportation, pulp and paper, utilities, among others.

"We are excited about the company's future and will support its growth in international markets. These are relevant addressable markets where Ambiapar Response has matured its operations and is ready to gain more market share", said Carlos Piani, CEO of HPX and elected member of the board of Ambipar

Emergency Response.

The transaction contributes with gross proceeds of over $174 million to the balance sheet, also allowing Ambipar Participações, the controlling shareholder, to deleverage. Ambipar Participações holds 70.8% of the outstanding shares, and 96.0% of the voting rights.

ADVISORY

Bank of America Merrill Lynch and EarlyBirdCapital served as the financial advisors to Ambipar Emergency Response and HPX, respectively. BofA Securities, Inc. served as the placement agent in connection with the PIPE offering.

Simpson Thacher & Bartlett LLP and Skadden, Arps, Slate, Meagher & Flom served as the legal advisors to Ambipar Emergency Response and HPX, respectively.

ABOUT

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 39 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

About HPX Corp.

HPX is a special purpose acquisition company, since its listing on the NYSE, has sought to combine its business with a Brazil-based company with strong long-term growth prospects and an international expansion plan. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees, Rodrigo Xavier, and Carlos Piani. Rafael Espírito Santo and Pedro Petersen were appointed by HPX to integrate the management team of Ambipar Emergency Response as CFO and IRO, respectively.

FORWARD-LOOKING STATEMENTS

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Emergency Response’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Emergency Response. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s proxy statement / prospectus that forms a part of the Registration Statement on Form F-4 (Reg No. 333-268795), filed with the SEC on January 27, 2023, under the heading “Risk Factors,” and other documents HPX has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Ambipar Emergency Response does not presently know or that Ambipar Emergency Response currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ambipar Emergency Response’s expectations, plans or forecasts of future events and views as of the date of this press release. Ambipar Emergency Response anticipates that subsequent events and developments may cause Ambipar Emergency Response’s assessment to change. However, while Ambipar Emergency Response may elect to update these forward-looking statements at some point in the future, Ambipar Emergency Response specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Ambipar Emergency Response’s assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NO OFFER OR SOLICITATION

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTOR RELATIONS CONTACT

Email: ir.response@ambipar.com